NR12-16	July 23, 2012

Cardero Receives 2012 Exploration Permit

Initiates Extensive Feasibility-Level Drill Program

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, NYSE-A: CDY, Frankfurt: CR5) announces approval of its 2012 Notice of Work (“NoW”) and initiation of the 2012 drill program at the Company’s flagship Carbon Creek Metallurgical Coal deposit.

“In recent months, Cardero has announced a number of very key project milestones, including port allocation at Ridley Terminal, employment of Angus Christie, an experienced Chief Operating Officer, and issuance of key licenses surrounding the core freehold portion of the deposit.” stated Michael Hunter, Cardero’s President & CEO. “We are currently mid-way through our Prefeasibility Study, which will bring us to a series of go-forward mine and transport decisions. The drill permit announced today is the last essential milestone allowing Cardero to complete a Full Feasibility Study and submit a Mine Permit application in 2013.”

Prefeasibility Study Update

Current work at Carbon Creek is focused on Q3-completion of a NI43-101 Technical Report Prefeasibility Study (“PFS”), which will provide significant detail on key mine-development considerations, including a new resource estimate, mine design, product specification, production schedule, processing plant design, site infrastructure, transportation options and a detailed financial assessment. The study aims to provide go-forward decisions, which will be fully assessed in the follow-up Feasibility Study.

Key aspects of the PFS work are summarized below:

  Resource Calculation – completion of new geological model and resource calculation, including new drill data from the 2011 drill program.
  Mine Design – optionality with respect to various potential mining methods, seam selection for mining, mine design, and mine production scheduling.
  Coal Qualities & Product Specification – the 2011 drill program included bulk sampling (large diameter core drilling) of 11 coal seams. This work will provide a good indication of potential products and marketability for PFS-level assessment. The recent approval of coal license application 414152 (see News Release NR12-14 June 19th , 2012) will allow the remaining coal seams to be drilled during the 2012 program, with final product specification feeding into the full Feasibility Study (“FS”).
  Processing Plant – the Company is assessing several options for coal processing plant design and aims to reach a go-forward decision for the PFS report.
  Surface Facilities – preliminary designs for all surface facilities, coal handling systems, and on-site power.
  Transportation Study – the company is currently assessing two transportation options to take clean coal from the mine site to the rail head.

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  Environmental Assessment – environmental work is ongoing at site and the PFS will include important information about potential impacts, mitigation and reclamation planning as well as an update on baseline data collection.
  Economic Assessment – the PFS include a new and more detailed discounted cash flow model and indicative mine project valuation.

2012 Field Program

The 2012 drill program is the last major drill program prior to completion of the Feasibility Study (“FS”) in 2013. The program currently includes 5,600 metres of diamond drilling, 3,335 metres of rotary drilling and a significant large-diameter drill program. The objectives of the program are summarized below:

  Infill Drilling; New License – the licenses issued recently on approval of the 414152 application will now require infill drilling. This program is aimed at upgrading resource classification across the remainder of the deposit.
  Infill Drilling; Initial Production – the current PFS work has identified areas where underground and surface production could commence, based on mineability and prioritization of highest quality seams. The 2012 program will ensure these areas are mine-ready.
  Resource Expansion – targeted drilling to expand areas already defined as potentially mineable and included in the Prefeasibility Study. These potentially additional resources will be incorporated into the 2013 Feasibility Study.
  Engineering Studies – feasibility-level engineering studies, including mine geotechnical analysis and hydrogeological work will be completed in 2012.

Qualified Person

EurGeol Keith Henderson, PGeo, Cardero’s Executive Vice President and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for portions of this news release, and has approved the disclosure herein. Mr. Henderson is not independent of the Company, as he is an officer and shareholder.

About Carbon Creek

The Carbon Creek Metallurgical Coal Deposit is the Company’s flagship asset. Carbon Creek is an advanced metallurgical coal development project located in the Peace River Coal District of northeast British Columbia, Canada. The project has a current (October 1, 2011) resource estimate of 166.7 million tonnes of measured and indicated, with an additional 167.1 million tonnes of inferred, ASTM Coal Rank mvB coal. Having completed acquisition of the project in June 2011, the Company released results of an independent PEA, including an updated resource estimate) in December 2011, which estimates a post-tax, undiscounted cash flow of $3.1 billion (on a 75% basis). The PEA contemplates production of 2.9 million tonnes of saleable metallurgical coal products per annum (NR11-20, December 12, 2011).

The Company cautions that the PEA is preliminary in nature, and is based on technical and economic assumptions which will be evaluated in further studies. The PEA is based on the current (as at October 1, 2011) Carbon Creek estimated resource model, which consists of material in both the measured/indicated and inferred classifications. Inferred mineral resources are considered too speculative geologically to have technical and economic considerations applied to them. The current basis of project information is not sufficient to convert the mineral resources to mineral reserves, and mineral resources that are not mineral reserves do not have demonstrated economic viability. Accordingly, there can be no certainty that the results estimated in the PEA will be realized.

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About Cardero Resource Corp.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-MKT (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Michael Hunter” (signed)
Michael Hunter, CEO and President

Contact Information:	Nancy Curry, Corporate Communications
Telephone: (604) 408-7488

General Contact:	Email: info@cardero.com
Toll Free: 1-888-770-7488
Tel: 604 408-7488
Fax: 604 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for any production from the Sheini or Carbon Creek deposits, the potential for a production decision to be made at Carbon Creek or Sheini, the potential commencement of any development of a mine at the Carbon Creek or Sheini deposits following a production decision, the potential receipt of a permit to establish and operate a mine at Carbon Creek, the completion of a NI 43-101 report and the calculation of an initial resource at Sheini, the completion of a pre-feasibility and feasibility study for Carbon Creek, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of Carbon Creek products to meet required specifications for metallurgical coal, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, significant increases in any of the machinery, equipment or supplies required to develop and operate a mine at Carbon Creek or Sheini, a significant change in the availability or cost of the labor force required to operate a mine at Carbon Creek or Sheini, significant increases in the cost of transportation for the Company’s products, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s 2012 Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

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Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM, and in the Geological Survey of Canada Paper 88-21 entitled “A Standardized Coal Resource/Reserve Reporting System for Canada” originally published in 1988.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.